UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MDC PARTNERS INC.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

December 21, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 17 Pages)
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,301,898.684134 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,301,898.684134 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,301,898.684134 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 17,293,175.87 Class A Subordinate Voting Shares (the “Class A Shares”) of MDC Partners Inc. (the “Issuer”) issuable upon the conversion of 95,000 Series 4 Convertible Preference Shares (the “Preference Shares”) of the Issuer and (ii) 8,722.81418 Class A Shares of the Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman, Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,301,898.684134 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,301,898.684134 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,301,898.684134 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.05% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

*
Reflects (i) 17,293,175.87 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of the Issuer and (ii) 8,722.81418 Class A Shares of the Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,293,175.87 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,293,175.87 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,293,175.87 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 17,293,175.87 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,293,175.87 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,293,175.87 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,293,175.87 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 17,293,175.87 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,293,175.87 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,293,175.87 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,293,175.87 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 17,293,175.87 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,293,175.87 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,293,175.87 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,293,175.87 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.04% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 17,293,175.87 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017 and Amendment No. 2 filed by the Reporting Persons on March 14, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 3 is being filed to make updates and amendments to the Original Schedule 13D as follows:
Item 2. Identity and Background.
This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.
Item 4. Purpose of Transaction.
This Amendment amends Item 4 of the Original Schedule 13D by adding the paragraphs set forth below as the third to last and second to last paragraphs of Item 4 of the Original Schedule 13D:
“On December 21, 2020, in connection with the proposed Transaction Agreement to be entered into by and among the Issuer, Stagwell Media LP, and certain other parties named therein, and the transactions contemplated thereby (the “Contemplated Stagwell Transaction”), BSPI entered into a letter agreement (the “Letter Agreement”) with the Issuer.  Pursuant to the Letter Agreement, BSPI agreed to conditionally provide certain consents and waive certain rights with respect to the Contemplated Stagwell Transaction.  As consideration for such consents and waivers, the Issuer and BPSI agreed to enter into definitive agreements amending the terms of the Preference Shares held by BPSI to reflect the terms set forth on Exhibit A to the Letter Agreement.  Pursuant to Exhibit A to the Letter Agreement, the definitive documentation entered into by the Issuer and BPSI will amend the terms of the Preference Shares held by BPSI to provide, among other things, that (i) BPSI may have the Issuer redeem Preference Shares held by BPSI with a value of up to $30,000,000 for an aggregate price of $25,000,000 in consideration of a subordinated note or loan payable with a three year maturity and 8% interest per annum, accrued and compounded, (ii) the Conversion Price of the Preference Shares held by BPSI not subject to the redemption contemplated by clause (i) will be reduced from $7.42 to $5.00, (iii) the liquidation preference of the Preference Shares held by BPSI will continue to accrete at 8.0% until March 7, 2022, then from and after March 8, 2022 the liquidation preference will accrete at 6.00%, and then from and after March 15, 2024, the liquidation preference will accrete at 0%, (iv) the Purchase Agreement and the Articles of Amendment would be amended to preserve the rights of BPSI following the redemption contemplated by clause (i) and the consummation of the Contemplated Stagwell Transaction, and (iv) the new Certificate of Incorporation of the Issuer under the laws of the State of Delaware contemplated by the Contemplated Stagwell Transaction will preserve certain rights held by BPSI pursuant to the Articles of Amendment and the Canada Business Corporations Act.  The transaction contemplated by the Letter Agreement would be subject to conditions and approvals to be set forth in definitive documentation, including the requirement that the Contemplated Stagwell Transaction be consummated. If definitive documentation reflecting the terms set forth on Exhibit A to the Letter Agreement is not entered into within 60 days of the date of the Letter Agreement, then BPSI may revoke its conditional consents and waivers upon written notice to the Issuer.  The terms of the Preference Shares as set forth in the Articles of Amendment and the Purchase Agreement would not be amended other than expressly contemplated by the Letter Agreement.
References to and descriptions of the Letter Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Letter Agreement, which is attached as Exhibit 1 hereto and incorporated herein by this reference.”
Item 5. Interest in Securities of the Issuer.
This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
“(a)-(b) The following disclosure assumes there are 90,821,280.87 Class A Shares of the Issuer outstanding which includes (i) 73,528,105 Class A Shares outstanding as provided by the Issuer to Broad Street Principal Investments, L.L.C. and (ii) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.
As of December 21, 2020, GS Group and Goldman Sachs may be deemed to share beneficial ownership of (i) 17,293,175.87 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein and (ii) 8,722.81418 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 19.05% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of December 21, 2020, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 17,293,175.87 Class A Shares, consisting of (i) 14,380,640.9866 Class A Shares (deliverable to BSPI upon conversion of the Preference Shares directly held by BSPI as reported herein) and (ii) 2,912,534.8834 Class A Shares (deliverable to the Employee Funds upon conversion of the Preference Shares directly held by the Employee Funds as reported herein), collectively representing approximately 19.04% of the outstanding Class A Shares.
Pursuant to Rule 13d-3 under the Act, as of December 21, 2020, the Reporting Persons may be deemed to share beneficial ownership, of 17,293,175.87 Class A Shares (deliverable to BSPI and the Employee Funds upon conversion of the Preference Shares directly held by BSPI and the Employee Funds), which constitutes approximately 19.04% of the outstanding Class A Shares.”
This Amendment amends and restates the thirteenth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from October 22, 2020 through December 21, 2020.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure set forth under Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Letter Agreement, dated as of December 21, 2020, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 22, 2020).

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).

99.4	Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (incorporated herein by reference to Exhibit 99.4 to the Original Schedule 13D).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (incorporated herein by reference to Exhibit 99.5 to the Original Schedule 13D).

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (incorporated herein by reference to Exhibit 99.6 to the Original Schedule 13D).

99.7	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (incorporated herein by reference to Exhibit 99.7 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2020

The Goldman Sachs Group, Inc.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Goldman, Sachs & Co. LLC

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017, L.P

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, and Mark O. Winkelman, who is a citizen of the Netherlands. Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.
Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Elizabeth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.

Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.

Karen P. Seymour	Executive Vice President and General Counsel of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co. LLC, which exercises the authority of Goldman, Sachs & Co. in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, Matthias Hieber, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Xiang Fan is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Matthias Hieber is a citizen of Austria; Nicole Agnew and Chris Kojima are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy; Xiang Fan is a citizen of the People’s Republic of China and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Managing Director of Goldman Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Xiang Fan	Managing Director of Goldman Sachs (Asia) L.L.C.
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Richard Spencer, Mike Ebeling, Matthias Hieber,  Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac, James Garman and Heather Mulahasani is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts, Barry Olson, Chance Monroe, Kyle Kendall, James Huckaby, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte, Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling is a citizen of Germany; Anthony Arnold, Tim Campbell, James Garman, Heather Mulahasani, Richard Spencer and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain, Michael Bruun is a citizen of Denmark, Harsh Nanda and Amitayush Bahri are citizens of India, David Campbell is a citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Cristiano Camargo is a citizen of Brazil, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
James R. Garman	Vice President	Managing Director of Goldman Sachs International
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alan Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Heather L. Mulahasani	Vice President	Managing Director of Goldman Sachs International
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Richard Spencer	Vice President	Managing Director of Goldman Sachs International
Peter A. Weidman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International
James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC
Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International
Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Barry Olson	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC
William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Wei Yan	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III

The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) violated Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.